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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
      PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)
                               (FINAL AMENDMENT)


                       INTEGRATED SECURITY SYSTEMS, INC.
                                (NAME OF ISSUER)


                       INTEGRATED SECURITY SYSTEMS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                   REDEEMABLE COMMON STOCK PURCHASE WARRANTS
                         (TITLE OF CLASS OF SECURITIES)

                                  45812J 12 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               GERALD K. BECKMANN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       INTEGRATED SECURITY SYSTEMS, INC.
                        8200 SPRINGWOOD DRIVE, SUITE 230
                              IRVING, TEXAS 75063
                                 (972) 444-8280

                                WITH A COPY TO:
                              DAVID H. ODEN, ESQ.
                             HAYNES AND BOONE, LLP
                                901 MAIN STREET
                                   SUITE 3100
                              DALLAS, TEXAS 75202
                                 (214) 651-5000
          (NAME, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                               FEBRUARY 26, 1998
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)
                           CALCULATION OF FILING FEE

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  Transaction Valuation                                   Amount of Filing Fee
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
     $589,062.50 (1)                                             $117.81
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(1)  For purposes of calculating fee only.  The market value of the Public
     Warrants proposed to be acquired by Integrated Security Systems, Inc. was established by multiplying $0.40625, the average of the bid and ask prices of the Public Warrants as of February 25, 1998, by 1,450,000, the number of Public Warrants that the Company has offered to acquire. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $117.81
Form or Registration No.: Schedule 13E-4
Filing Party: Integrated Security Systems, Inc.
Date Filed: February 26, 1998
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         This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement"), dated February 26, 1998, filed by Integrated Security Systems, Inc., a Delaware corporation (the "Company"), relating to the offer by the Company to purchase any or all outstanding Redeemable Common Stock Purchase Warrants (the "Public Warrants") by exchanging one warrant (the "Exchange Warrants") to purchase 2.1 shares of the Company's common stock, $.01 par value per share (the "Common Stock"), for each Public Warrant validly tendered, upon the terms and subject to the conditions set forth in the Offering Circular and related Letter of Transmittal, dated February 26, 1998 (the "Offering Circular"), and in the related Letter of Transmittal, which together constitute the "Offer," copies of which are attached as Exhibit 99.1 and 99.2 to the Statement. Capitalized terms defined in the Statement and not otherwise defined herein shall have the meanings specified in the Statement.

ITEM 8.  ADDITIONAL INFORMATION

         Item 8(e) is hereby supplemented and amended as follows:

         On April 21, 1998, the Company issued a press release, a copy of which is filed as Exhibit 99.11 hereto and is incorporated by reference herein.

         Pursuant to the Offer, the Company purchased 1,335,005 Public Warrants by exchanging 1,335,005 Exchange Warrants for such tendered Public Warrants. The press release issued by the Company on April 23, 1998 announcing the preliminary results of the Offer is filed as Exhibit 99.11 hereto and is incorporated by reference herein.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 is hereby amended to include the following additional exhibits:

99.11    --    Text of Press Release issued by the Company dated April 21, 1998

99.12    --    Text of Press Release issued by the Company dated April 23, 1998

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 1998                 INTEGRATED SECURITY SYSTEMS, INC.
     --------------------


                                     By: /s/ GERALD K. BECKMANN
                                        -----------------------
                                         Gerald E. Beckmann
                                         President and Chief Executive Officer





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                                 EXHIBIT INDEX

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EXHIBIT
NUMBER            EXHIBIT NAME
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
99.11      --     Text of Press Release issued by the Company dated April 21, 1998

99.12      --     Text of Press Release issued by the Company dated April 23, 1998
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